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                     August 26, 2022

       Kyle Sauers
       Chief Financial Officer
       Rush Street Interactive, Inc.
       900 N. Michigan Avenue, Suite 950
       Chicago, IL 60611

                                                        Re: Rush Street
Interactive, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-39232

       Dear Mr. Sauers:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services